Exhibit 7

EXECUTION VERSION

February 1, 2021

CONFIDENTIAL

40 North Management LLC
9 West 57th Street, 47th Floor
New York, NY 10019
Attention: David S. Winter and David J. Millstone

Ladies and Gentlemen:

In connection with the consideration by 40 North Management LLC (“40 North”) and the persons and entities listed following the signature of 40 North on the signature pages hereof (including 40 North and, collectively and individually, the “40 North Group” or “you”) of a possible transaction (a “Transaction”) with W. R. Grace & Co. (the “Company,” and collectively with you, the “parties”), you and your Representatives (as defined below) may be furnished with certain Confidential Information (as defined below) by or on behalf of the Company. As a condition to such Confidential Information being furnished or made available to you and your Representatives on or after January 15, 2021, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	For purposes of this letter agreement, (a) “Transaction Information” means (i) the fact that investigations, discussions or negotiations are taking place or have taken place concerning a possible Transaction, (ii) any of the parties, terms or conditions with respect to any such possible Transaction or (iii) the status or timing of a possible Transaction and (b) “Confidential Information” means any confidential, proprietary or non-public information (whether prepared by the Company, its Representatives or otherwise, and whether oral, written or electronic) that the Company or its Representatives furnish, disclose or make available, or have furnished, disclosed or made available, to you or your Representatives on or after January 15, 2021, together with all analyses, summaries, notes, forecasts, studies, data and other documents and materials in whatever form, whether prepared by the Company or you or the Company’s or your respective Representatives or others, to the extent they contain or reflect, or are generated from, any such information, whether or not marked, designated or otherwise identified as “confidential”.

2.	Confidential Information does not include information that (a) was within your or your Representatives’ possession on a non-confidential basis prior to its being furnished, disclosed or made available to you or your Representatives by or on behalf of the Company or its Representatives, provided that the person giving you or any of your Representatives such information was not believed by you or your Representatives, after reasonable inquiry of such person, to be bound by an obligation of confidentiality to the Company or any of its Representatives with respect to such information at the time the information was disclosed to you or your Representatives, (b) is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in violation of this letter agreement or any other obligation of confidentiality that you or your Representatives may owe to the Company, or (c) is independently developed by you or your Representatives without the use or incorporation of, or reference to, the Confidential Information. Transaction Information does not include information that is or has become generally available to the public other than as a result of a direct or indirect disclosure by you or your Representatives in violation of this letter agreement or any other obligation of confidentiality that you or your Representatives may owe to the Company.

3.	You and your Representatives will (a) keep the Confidential Information and Transaction Information strictly confidential and (b) not disclose any of the Confidential Information or Transaction Information (in each case except as permitted by this letter agreement) without the prior written consent of the Company; provided, however, that you may privately disclose any of such information to your Representatives who are informed by you of the confidential nature of such information and whom you direct to abide for the benefit of the Company to the confidentiality and other terms hereof applicable to your Representatives; provided, further, that you will be responsible for any violation of the confidentiality and other terms of this letter agreement applicable to your Representatives by any of your Representatives as if they were parties hereto. Confidential Information shall remain the property of the Company, and its disclosure shall not confer on you or your Representatives any rights with respect to such Confidential Information other than rights specifically set forth in this letter agreement. Nothing in this letter agreement shall prohibit you or your affiliates from filing a Schedule 13D amendment disclosing the execution, delivery and terms of this letter agreement (a copy of which shall be attached to such Schedule 13D amendment) or, to the extent required by applicable law or regulation, disclosing the fact of you or your affiliates are taking any action that is not prohibited by this letter agreement. In addition, notwithstanding anything to the contrary in this letter agreement, following the expiration or termination of the standstill provisions set forth in Section 10, you shall be permitted to disclose any Transaction Information.

The Company and its Representatives will (a) keep the Transaction Information strictly confidential and (b) not disclose any of the Transaction Information (except as permitted by this letter agreement) without the prior written consent of 40 North; provided, however, that the Company may privately disclose any of such information to its Representatives who are informed by the Company of the confidential nature of such information and whom the Company directs to abide for the benefit of 40 North to the confidentiality terms hereof; provided, further, that the Company will be responsible for any violation of the confidentiality terms of this letter agreement by any of its Representatives as if they were parties hereto. In addition, following the expiration or termination of the standstill provisions set forth in Section 10, the Company shall be permitted to disclose any Transaction Information.

4.	In the event that you or any of your Representatives are required by applicable subpoena, legal process or other legal requirement, or requested in an audit or examination by a regulator or self-regulatory organization with jurisdiction to regulate or oversee any aspect of such person’s business (“Regulator”), to disclose any of the Confidential Information or Transaction Information, you and your Representatives will, to the extent legally permissible, use commercially reasonable efforts to promptly notify the Company in writing in advance by facsimile and electronic mail so that the Company may seek a protective order or other appropriate remedy (and if the Company seeks such an order, you and your Representatives will use commercially reasonable efforts, at the Company’s sole cost and expense, to provide such cooperation as the Company shall reasonably request), at its sole cost and expense. If the Company seeks a protective order or other appropriate remedy, you and your Representatives may honor any such subpoena, legal process, other legal requirement or Regulator’s request that requires discovery, disclosure or production of the Confidential Information or Transaction Information if and solely to the extent that (a) you and your Representatives produce or disclose only that portion of the Confidential Information or Transaction Information which you or any such Representatives is advised by counsel is legally required to be so produced or disclosed and you and your Representatives use commercially reasonable efforts, at the Company’s sole cost and expense, to obtain reliable assurance that confidential treatment will be afforded the Confidential Information or Transaction Information; or (b) the Company consents in writing to having the Confidential Information or Transaction Information produced or disclosed pursuant to such subpoena, legal process, other legal requirement or Regulator’s request. In no event will you or any of your Representatives oppose action by the Company to obtain a protective order or other relief to prevent the disclosure of the Confidential Information or Transaction Information or to obtain reliable assurance that confidential treatment will be afforded the Confidential Information or Transaction Information. Notwithstanding the foregoing, notice to the Company shall not be required and nothing herein shall restrict you or your Representatives from disclosing Confidential Information or Transaction Information to the extent reasonably necessary in response to a request in any routine audit or examination by a regulatory or self-regulatory authority, bank examiner or other relevant regulatory or self-regulatory examiner or auditor with competent jurisdiction over you or your Representatives which audit or examination is not targeted at the Company, the Confidential Information, the Transaction Information or a Transaction. For the avoidance of doubt, it is understood that there shall be no “legal requirement” requiring you or your Representatives to disclose any Confidential Information or Transaction Information solely by virtue of the fact that, absent such disclosure, you or your Representatives would be prohibited from purchasing, selling, or engaging in derivative or other voluntary transactions with respect to the Common Stock or otherwise proposing or making an offer to do any of the foregoing, or that you or your Representatives would be unable to file any proxy or other solicitation materials or tender or exchange offer materials in compliance with Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or the rules or regulations promulgated thereunder.

In the event that the Company or any of its Representatives are required by applicable subpoena, legal process or other legal requirement, or requested in an audit or examination by a Regulator, to disclose any of the Transaction Information, the Company and its Representatives will, to the extent legally permissible, use commercially reasonable efforts to promptly notify you in writing in advance by facsimile and electronic mail so that you may seek a protective order or other appropriate remedy (and if you seek such an order, the Company and its Representatives will use commercially reasonable efforts, at your sole cost and expense, to provide such cooperation as you shall reasonably request), at your sole cost and expense. If you seek a protective order or other appropriate remedy, the Company and its Representatives may honor any such subpoena, legal process, other legal requirement or Regulator’s request that requires discovery, disclosure or production of the Transaction Information if and solely to the extent that (a) the Company and its Representatives produce or disclose only that portion of the Transaction Information which the Company or any such Representatives is advised by counsel is legally required to be so produced or disclosed and the Company and its Representatives use commercially reasonable efforts, at your sole cost and expense, to obtain reliable assurance that confidential treatment will be afforded the Transaction Information; or (b) you consent in writing to having the Transaction Information produced or disclosed pursuant to such subpoena, legal process, other legal requirement or Regulator’s request. In no event will the Company or any of its Representatives oppose action by you to obtain a protective order or other relief to prevent the disclosure of the Transaction Information or to obtain reliable assurance that confidential treatment will be afforded the Transaction Information. Notwithstanding the foregoing, notice to you shall not be required and nothing herein shall restrict the Company or its Representatives from disclosing Transaction Information to the extent reasonably necessary in response to a request in any routine audit or examination by a regulatory or self-regulatory authority, bank examiner or other relevant regulatory or self-regulatory examiner or auditor with competent jurisdiction over the Company or its Representatives which audit or examination is not targeted at you, the Transaction Information or a Transaction.

5.	You hereby acknowledge that you are aware, and that you will advise your Representatives who are informed or, to your knowledge, become aware of the matters that are the subject of this letter agreement, that the U.S. securities laws prohibit persons in possession of material, non-public information regarding an issuer from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities. At any time following the expiration or termination of the standstill provisions set forth in Section 10, if you request in writing to the Company that the Company disclose all Material Information (as defined below) (a “Cleansing Request”) then within five (5) business days following such request, the Company agrees to disclose to the public all Confidential Information disclosed by or on behalf of the Company to you or your Representatives on or after January 15, 2021, and all Transaction Information, in either case which has not been previously disclosed to the public and which constitutes material, non-public information (such portion, the “Material Information”). The Company shall provide you with a draft of the disclosure statement relating to the Material Information at least three (3) business days prior to the date such Material Information is disclosed to the public and will consider in good faith any comments you have with respect to such disclosure statement. The Company shall notify you promptly after such public disclosure of Material Information pursuant to the immediately preceding sentence.

6.	You understand that neither the Company nor any of its Representatives have made or make any express or implied representation or warranty as to the accuracy or completeness of the Confidential Information, and the Company and such other persons expressly disclaim any and all liability to you or any other person that may be based upon or relate to (a) the use of the Confidential Information by you or any of your Representatives or (b) any errors therein or omissions therefrom. Only those representations or warranties that are made in any definitive agreement providing for a Transaction, when, as, and if it is executed and delivered, and subject to such limitations and restrictions as may be specified in such definitive agreement, will have any legal effect. You also agree that neither the Company nor its Representatives shall have any liability to you or your Representatives or equityholders (including, without limitation, in contract, tort, under federal or state securities laws or otherwise), and neither you nor your Representatives will make any claims whatsoever against such other persons, with respect to or arising out of: the review of or use or content of the Confidential Information or any errors therein or omissions therefrom; or any action taken or any inaction occurring in reliance on the Confidential Information, in each case, except as may be included in any definitive agreement providing for a Transaction, when, as, and if it is executed and delivered, and subject to such limitations and restrictions as may be specified in such definitive agreement.

7.	At any time following the expiration or termination of the standstill provisions set forth in Section 10, at the request of the Company (a “Return or Destroy Request”), for any reason, you shall, and shall cause your Representatives to, promptly return to the Company or destroy, at your option, all hard copies of the Confidential Information and use commercially reasonable efforts to permanently erase or delete all electronic copies of the Confidential Information in your or any of your Representatives’ possession or control (and, upon the request of the Company, shall promptly certify to the Company that such Confidential Information has been erased or deleted, as the case may be); provided, however, that (a) your legal department and/or outside counsel may keep one copy of any Confidential Information (in electronic or paper form) solely for purposes of complying with applicable law or regulation and, in the case of your outside counsel, to document its services for 40 North in accordance with applicable professional standards (and such information shall not be disclosed in a manner prohibited by this letter agreement or used in a manner prohibited by this letter agreement) and (b) you and/or outside counsel may retain Confidential Information to the extent it is “backed-up” on your and/or their electronic information management and computer systems or servers in the ordinary course and is not immediately available to an end user (and such information shall not be recovered from such systems or servers except as expressly permitted above); provided, that any Confidential Information retained pursuant to clauses (a) and/or (b) shall be subject to the confidentiality terms of this letter agreement notwithstanding any termination or expiration of this letter agreement until such information is returned or destroyed or no longer constitutes Confidential Information pursuant to the terms hereof. Notwithstanding the foregoing, if you deliver a Cleansing Request within two (2) business days of the Company delivering a Return or Destroy Request, you and your Representatives shall not be obligated to comply with the Return or Destroy Request until the Company complies with the Cleansing Request. Notwithstanding the return or erasure or deletion of Confidential Information, you and your Representatives will continue to be bound by the applicable obligations contained herein for as long as such obligations remain in effect.

8.	Neither the Company nor any of its affiliates nor you nor any of your affiliates will be under any legal obligation of any kind whatsoever with respect to a Transaction by virtue of this or any written or oral expression with respect to such Transaction by any of its directors, officers, employees, agents or any other Representatives. No contract or agreement providing for a Transaction shall be deemed to exist unless and until a definitive agreement has been executed and delivered by each of the parties thereto, and each party hereby waives, in advance, any claims (including, without limitation, breach of contract claims providing for a Transaction) in connection with such a Transaction unless and until a definitive agreement has been executed and delivered by each of the parties thereto. You further acknowledge and agree that the Company shall be free to conduct the process, if any, for a Transaction as it determines in its sole discretion, including, without limitation, that (a) the Company may negotiate with any prospective buyer and enter into any preliminary or definitive agreement without prior notice to you or any other person, (b) the Company shall have no obligation to authorize or pursue any Transaction, (c) the Company has not, as of the date hereof, authorized or made any decision to pursue or engage in any such Transaction and (d) the Company reserves the right, in its sole and absolute discretion and without giving any reason therefor, to change the procedures relating to your consideration of a Transaction at any time without prior notice to you or any other person, to reject all proposals and to terminate discussions and negotiations, in each case, at any time. For purposes of this letter agreement, the term “definitive agreement” does not include an executed letter of intent or any other preliminary written agreement, nor does it include any written or oral offer or bid or any written or oral acceptance thereof. This letter agreement does not constitute or create any obligation of the Company to provide any Confidential Information or other information to you or your Representatives, but merely defines the rights, duties and obligations of the parties with respect to Confidential Information and Transaction Information to the extent it may be disclosed or made available. Under no circumstances is the Company obligated under this letter agreement to disclose or make available any information to you or your Representatives, including any Confidential Information that the Company in its sole discretion determines not to disclose to you or your Representatives.

9.	Until the expiration or termination of the standstill provisions set forth in Section 10, except as otherwise permitted by this letter agreement, you agree that neither you nor any of your Representatives will initiate or cause to be initiated any (a) communication concerning the Confidential Information or Transaction Information or (b) requests for meetings with management in connection with a potential Transaction, or (c) other communication relating to the Company (other than in the ordinary course of business) or a potential Transaction, in each case with any stockholder, director, officer or employee of the Company or any of its subsidiaries who has not been designated by the Company as a participant in discussions or diligence. Any requests for Confidential Information, meetings, or discussions relating to a possible Transaction should be directed to the Chief Executive Officer of the Company or such other persons as such individual may designate.

10.	You agree that, until 11:59 p.m. ET on March 31, 2021, you will not, and will cause your Representatives (acting on your behalf) or any other person acting on behalf of or in concert with you or any controlled affiliate not to, directly or indirectly, in any manner:

(a)	purchase or cause to be purchased or otherwise acquire or agree to acquire Beneficial Ownership of any Common Stock;

(b)	(A) solicit proxies in, or become a “participant” (as such term is defined in Instruction 3 to Item 4 of Schedule 14A promulgated under the Exchange Act) in, any proxy solicitation (or consents or other authority if applicable) of stockholders of the Company (including any solicitation asking stockholders to withhold votes on a matter or vote on a matter) or encourage, assist, advise or influence any other person, or assist any third party in so encouraging, assisting, advising or influencing any person, with respect to the giving or withholding of any proxy, consent or other authority in any such solicitation of proxies, consents or other authority, other than, in the case of this Section 10(b)(A), (x) consistent with the Board of Directors’ recommendation or (y) in a proxy solicitation or other public opposition regarding an Extraordinary Transaction or (B) conduct any other type of referendum (binding or non-binding) of stockholders of the Company or encourage, assist, advise or influence any other person, or assist any third party in so encouraging, assisting, advising or influencing any person, with respect to the giving or withholding of any proxy, consent or other authority in any such referendum other than, in the case of this Section 10(b)(B), at the Board of Directors’ direction;

(c)	make any proposal (binding or non-binding) not supported by the Board of Directors at any Company stockholder meeting, including any such proposal to elect or remove directors of the Company;

(d)	institute any litigation against the Company, its directors or its officers, make any “books and records” demands against the Company or make application or demand to a court or other person for an inspection, investigation or examination of the Company or its subsidiaries or affiliates (whether pursuant to Section 220 of the Delaware General Corporation Law or otherwise) other than (in the case of non-“books and records” litigation) as may be necessary to enforce the terms of this letter agreement;

(e)	enter into or maintain any economic, compensatory, pecuniary or other arrangements with any directors of the Company or any nominees for directors;

(f)	subject to the last paragraph of this Section 10, make, encourage, facilitate, or disclose support of (except, solely with respect to disclosure, to the extent required by applicable subpoena, legal process, other legal requirement or the rules of any securities exchange to which it is subject, unless such requirement arises as a result of your actions otherwise in violation of this Section 10), effect or seek to effect, assist or participate in any takeover proposal for the Company or its subsidiaries or other Extraordinary Transaction involving the Company or its subsidiaries (including without limitation a tender offer, merger, acquisition, sale or purchase of assets or securities, reorganization, restructuring, recapitalization or other similar transaction); enter into any arrangements or understandings with any potential or actual bidder (or financing source thereof) for the Company or its subsidiaries, other than the Pre-Approved Financing Sources and your Representatives; make any public proposals for changes in the Company’s strategies, extraordinary or other transactions (including the ones listed above), Board of Directors or management items, or other matters relating to the Company’s business; or act, alone or with others, to seek to control the management, Board of Directors, policies or strategies of the Company; provided, however, nothing in this Section 10 will prevent (A) you from participating as a bidder or financing source in the strategic review process being conducted by the Board of Directors, (B) you, at the specific written request of the Board of Directors, from encouraging others to participate in such process (in each case, without disclosing any information regarding such process or its participation in such process, except as approved in advance by the Board of Directors or not otherwise prohibited hereunder), (C) you from making a public or private proposal regarding an Extraordinary Transaction in the event the Company enters into a definitive agreement with respect to an Extraordinary Transaction with a third party or (D) private planning and preparation in respect of the foregoing activities by you and your Representatives;

(g)	seek or request an amendment, waiver or release of any of the provisions of this Section 10 (including this Section 10(g); provided, however, that you may make a private and confidential request (that is not by itself (or together with any other actions by you) reasonably expected to become public or require public disclosure) to the Board of Directors for the Company to waive any restrictions contained in this Section 10;

(h)	form any “groups” with respect to the Company or any subsidiaries or affiliates thereof, including with respect to any of the foregoing, or work with or encourage any third parties to do any of the foregoing; and

(i)	other than in Rule 144 compliant open market broker sale transactions where the identity of the purchaser is not known, sell or agree to sell directly or indirectly, through swap or hedging transactions or otherwise, Common Stock or any derivatives relating to Common Stock to any third party that (i) has filed a Schedule 13D with respect to the Company or (ii) has run (or publicly announced an intention to run) a proxy contest with respect to another company in the past three years (but, in the case of either clause (i) or (ii), only if you know, after reasonable inquiry, that the third party has, or will as a result of the transaction have, Beneficial Ownership of more than 10% of the outstanding Common Stock).

Notwithstanding the foregoing, the standstill provisions set forth in this Section 10 shall terminate automatically at the time that (i) any person other than you or your affiliates commences a tender or exchange offer that, if consummated, would make such person (or any of its affiliates) the beneficial owner (within the meaning of Section 13(d)(l) of the Exchange Act) of 50% or more of the equity securities of the Company entitled to vote in the normal course in the election of the Board of Directors or (ii) the Company enters into a definitive agreement with a third party to effectuate, or publicly announces any plan (other than any announcement that the Board of Directors is considering strategic alternatives generally or any generalized announcement consistent with previous announcements made by the Company or its Representatives prior to the date hereof and not involving a specific Extraordinary Transaction) to effectuate, an Extraordinary Transaction. An “Extraordinary Transaction” means (A) a sale of 25% or more of the consolidated assets of the Company and its subsidiaries or an acquisition of a business or assets that would constitute 25% or more of the Company and its subsidiaries’ assets on a pro forma basis, (B) a transaction that, in whole or in part, requires the approval of the Company’s stockholders or (C) a spin-off transaction, reorganization, restructuring or recapitalization, in each case outside of the ordinary course and involving 25% or more of the consolidated assets of the Company and its subsidiaries (or, in the case of a recapitalization, an equivalent value).

Notwithstanding anything to the contrary contained in this letter agreement, this letter agreement shall not restrict you from voting your shares in your sole discretion or prohibit you from communicating to the Company a proposal for a negotiated Transaction that would be subject to approval of the Company’s Board of Directors and from making any public disclosure in connection therewith that, upon advice of counsel, is required by Regulation 13D promulgated under the Exchange Act.

11.	Notwithstanding anything in the Amended and Restated By-Laws of the Company to the contrary, in the event that you or your affiliates give notice to the Secretary of the Company of your nomination of director candidates for the 2021 annual meeting of stockholders of the Company on or before the date (the “Window Closing Date”) that is the fifteenth (15th) day following the expiration or termination of the standstill provisions set forth in Section 10 and such nomination notice otherwise complies with the requirements set forth in the Amended and Restated By-Laws of the Company (a “Nomination Notice”), then the Board of Directors and each applicable committee of the Board of Directors shall take all necessary action so that (a) such Nomination Notice and the nominations therein shall be deemed timely and (b) the Company shall hold the 2021 annual meeting of stockholders no earlier than the date that is 60 days from the date such Nomination Notice was given, including by postponing any previously announced meeting if applicable. The Company agrees not to file a proxy statement for the 2021 annual meeting of stockholders prior to the earliest of (x) the Window Closing Date and (y) the submission, by any Company stockholder (whether or not by or on behalf of 40 North), of a notice of nomination of director candidates or proposal of other business to be considered at the 2021 annual meeting of stockholders of the Company.

12.	You hereby acknowledge that you and your Representatives are not permitted to contact, discuss with, or engage, or provide Confidential Information or Transaction Information to, equity or debt financing sources in connection with a possible Transaction, other than the financing sources approved by the Company on the date hereof (the “Pre-Approved Financing Sources”), without the express prior written approval of the Company, which approval shall not be unreasonably withheld, conditioned or delayed. Except with respect to the Pre-Approved Financing Sources that are equity financing sources, you hereby agree that neither you nor your Representatives will enter into any exclusivity, lock-up, dry-up, or other agreement, arrangement or understanding with a potential financing source which would reasonably be expected to limit, restrict, restrain or otherwise impair in any manner, directly or indirectly, the ability of such financing source to serve as a financing source in any transaction regarding the Company, its affiliates or subsidiaries, including a Transaction, or that could be an alternative to the Transaction. Further, you represent that neither you nor your Representatives have entered into any such agreement prior to the date hereof, and you agree that to the extent you or your Representatives have done so prior to the date hereof you and your Representatives have released any counterparty from such agreement prior to the date hereof. This Section 12, other than the restriction on providing Confidential Information, shall terminate upon the expiration or termination of the standstill provisions set forth in Section 10.

13.	You also agree that, for a period of one (1) year from the date of this letter agreement, without the Company’s prior written consent, you and your affiliates will not, directly or indirectly, solicit for purposes of employment, offer to hire, hire, or enter into any employment contract with, (a) the Chief Executive Officer of the Company, his direct reports and, to the extent holding the title of Vice President or above, their direct reports, or (b) any other employee of the Company or any of its subsidiaries with whom you or your Representatives have contact or of whom you or your Representatives become aware in connection with the evaluation, negotiation and/or implementation of a potential Transaction, or otherwise privately solicit, induce or otherwise encourage any such person to discontinue or refrain from entering into any employment relationship (contractual or otherwise) with the Company or any of its subsidiaries, other than solicitation for purposes of employment through general advertising or other general solicitation not targeted to the employees of the Company.

14.	Until the expiration or termination of the standstill provisions set forth in Section 10, each party agrees that it will not, and will cause its Representatives (to the extent directly or indirectly acting on its behalf) not to, directly or indirectly, in any manner, alone or in concert with others, make, or cause to be made, any statement, filing or announcement that relates to and constitutes an ad hominem attack on, or disparages, (i) the Company, its officers, directors or employees or any person who has served as an officer, director or employee of the Company or (ii) the 40 North Group or any of their officers, directors or employees, in each of the cases in clauses (i) or (ii) of this Section 14, on or following the date hereof in any document or report filed with or furnished to the SEC or any other governmental agency, in any public communication, in any communication that would reasonably be expected to enter the public domain (including to any journalist or member of the media, whether as part of a television, radio, online, newspaper or magazine interview or otherwise), to any financial analyst (whether sell-side or buy-side), or to any stockholder, customer, supplier or business partner of the Company. The foregoing will not prevent (a) the making of any factual statement in the event that either party or any of its Representatives are required to make that statement by applicable subpoena, legal process, other legal requirement or the rules of any securities exchange to which it is subject or (b) a response by a party to any statement made by the other party which is in violation of this Section 14.

15.	You acknowledge that the Company may be entitled to the protections of the attorney work-product doctrine, attorney-client privilege or similar protections or privileges with respect to portions of the Confidential Information. The Company is not waiving, and will not be deemed to have waived or diminished, any of its attorney work-product protections, attorney-client privileges or similar protections or privileges as a result of the disclosure of such Confidential Information pursuant to this letter agreement. The parties (a) share a common legal and commercial interest in such Confidential Information, (b) are or may become joint defendants in proceedings to which such Confidential Information relates and (c) intend that such protections and privileges remain intact should either party become subject to any actual or threatened proceeding to which such Confidential Information relates. In furtherance of the foregoing, you and your Representatives will not claim or contend, in proceedings involving either party, that the Company waived the protections of the attorney work-product doctrine, attorney-client privilege or similar protections or privileges as a result of the disclosure of Confidential Information pursuant to this letter agreement.

16.	You acknowledge and agree that the value of the Confidential Information and Transaction Information to the Company is unique and substantial, but may be impractical or difficult to assess in monetary terms. You further acknowledge and agree that in the event of an actual or threatened violation of this letter agreement, immediate and irreparable harm or injury would be caused for which money damages would not be an adequate remedy. Accordingly, you acknowledge and agree that, in addition to any and all other remedies which may be available to the Company at law or equity, the Company shall be entitled to an injunction or injunctions to prevent breaches of this letter agreement and to enforce specifically the terms and provisions of this letter agreement exclusively in the Court of Chancery or other federal or state courts of the State of Delaware. In the event that any action shall be brought in equity to enforce the provisions of this letter agreement, you shall not allege, and you hereby waive the defense, that there is an adequate remedy at law.

17.	Except as otherwise expressly provided herein (including, without limitation, the last sentence of Section 7), this letter agreement shall expire and be of no further force or effect from and after the first anniversary hereof; provided in the event that a claim has been made or an action or proceeding has been instituted on or prior to such date, such claim, action or proceeding shall survive the expiration of such period until such claim, action or proceeding is finally resolved.

18.	This letter agreement and the rights and obligations herein may not be assigned or otherwise transferred, in whole or in part, by you without the express written consent of the Company. This letter agreement, however, shall be binding on successors of the parties hereto.

19.	This letter agreement supersedes that certain confidentiality agreement, dated February 20, 2019, by and between you and the Company (the “Existing Confidentiality Agreement”), solely with respect to discussions between the Company or its Representatives and you or your Representatives and information provided to you or your Representatives by or on behalf of the Company, in each case on or after January 15, 2021, whether or not such information was also provided to you or your Representatives prior to January 15, 2021. Except as set forth in the first sentence of this Section 19, this letter agreement does not modify or supersede any other agreement between you or your affiliates, on the one hand, and the Company or its affiliates, on the other hand, including the Existing Confidentiality Agreement and that certain letter agreement, dated February 20, 2019, by and between you and the Company, which letter agreement was entered into concurrently with the Existing Confidentiality Agreement, and which letter agreement shall remain in full force and effect in accordance with its terms. This letter agreement may be amended only by an agreement in writing executed by the parties hereto.

20.	Any waiver by the Company of a breach of any provision of this letter agreement shall not operate as or be construed to be a waiver of any other breach of such provision or of any breach of any other provision of this letter agreement. The failure of the Company to insist upon strict adherence to any term of this letter agreement on one or more occasions shall not be considered a waiver or deprive the Company of the right thereafter to insist upon strict adherence to that term or any other term of this letter agreement.

21.	If at any time subsequent to the date hereof, any provision of this letter agreement shall be held by any court of competent jurisdiction to be illegal, void or unenforceable, such provision shall be of no force and effect, but the illegality or unenforceability of such provision shall have no effect upon the legality or enforceability of any other provision of this letter agreement.

22.	Each of the parties hereto irrevocably (a) consents to submit itself to the personal jurisdiction of the Delaware Court of Chancery (or, if such court declines to accept jurisdiction, any other federal or state courts of the State of Delaware) in the event any dispute arises out of this letter agreement or the transactions contemplated by this letter agreement, (b) agrees that it shall not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that it shall not bring any action relating to this letter agreement or the transactions contemplated by this letter agreement in any court other than the Delaware Court of Chancery (or, if such court declines to accept jurisdiction, any other federal or state courts of the State of Delaware), waives any argument that such courts are an inconvenient or improper forum and each of the parties irrevocably waives the right to trial by jury, (d) agrees to waive any bonding requirement under any applicable law, in the case any other party seeks to enforce the terms by way of equitable relief, and (e) irrevocably consents to service of process by a reputable overnight delivery service, signature requested, to the address of such party’s principal place of business or as otherwise provided by applicable law. THIS LETTER AGREEMENT SHALL BE GOVERNED IN ALL RESPECTS, INCLUDING VALIDITY, INTERPRETATION AND EFFECT, BY THE LAWS OF THE STATE OF DELAWARE APPLICABLE TO CONTRACTS EXECUTED AND TO BE PERFORMED WHOLLY WITHIN SUCH STATE WITHOUT GIVING EFFECT TO THE CHOICE OF LAW PRINCIPLES OF SUCH STATE.

23.	For purposes of this letter agreement:

(a)	the term “Representatives” means (i) a party’s affiliates (including, in the case of the 40 North Group, Standard Industries Inc., a Delaware corporation (“Standard”)) and its and their directors, officers, employees, agents, subsidiaries, advisors, or other representatives (including attorneys, accountants, consultants and financial advisors), (ii) in the case of the 40 North Group, the Pre-Approved Financing Sources to whom you have provided Confidential Information or Transaction Information, and (iii) only from and after such time as the Company consents in writing, which consent shall not be unreasonably withheld, conditioned or delayed, potential sources of debt or equity financing to you or your affiliates;

(b)	the term “subsidiary” means, when used with respect to any party, (i) a person or entity that is directly or indirectly controlled by such party, (ii) a person or entity of which such party beneficially owns, either directly or indirectly, more than 50% of the total combined voting power of all classes of voting securities of such person or entity, the total combined equity interests of such person or entity or the capital or profit interests, in the case of a partnership, or (iii) a person or entity of which such party has the power to vote, either directly or indirectly, sufficient securities to elect a majority of the board of directors or similar governing body of such person or entity;

(c)	the term “control” means, when used with respect to any specified person or entity, the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, or otherwise;

(d)	the term “affiliate” means, with respect to any person, any other person that, directly or indirectly, controls, or is controlled by, or is under common control with, such person; provided, however, a person shall only be deemed to have control if that person actually exercises such control with respect to the relevant action or omission;

(e)	the term “person” shall be broadly interpreted to include the media and any corporation, partnership, group, individual, governmental entity or authority, or other entity;

(f)	the term “Beneficial Ownership” by a person means ownership by such person of: (i) Common Stock, (ii) rights or options to own or acquire any Common Stock, whether such right or option is exercisable immediately or only after the passage of time or upon the satisfaction of one or more conditions (whether or not within the control of such person), compliance with regulatory requirements or otherwise and (iii) any other economic exposure to Common Stock, including through any derivative transaction that gives such person, any of such person’s controlled affiliates or with respect to the 40 North Group, Standard or any of its controlled affiliates, the economic equivalent of ownership of an amount of Common Stock due to the fact that the value of the derivative is explicitly determined by reference to the price or value of Common Stock, or which provides such person, any of such person’s controlled affiliates or with respect to the 40 North Group, Standard or any of its controlled affiliates, an opportunity, directly or indirectly, to profit, or to share in any profit, derived from any increase in the value of Common Stock, in any case without regard to whether (x) such derivative conveys any voting rights in Common Stock to such person, any of such person’s controlled affiliates or with respect to the 40 North Group, Standard or any of its controlled affiliates (y) the derivative is required to be, or capable of being, settled through delivery of Common Stock or (z) such person, any of such person’s controlled affiliates or with respect to the 40 North Group, Standard or any of its controlled affiliates, may have entered into other transactions that hedge the economic effect of such Beneficial Ownership of Common Stock;

(g)	the term “Board of Directors” means the board of directors of the Company; and

(h)	the term “Common Stock” means Common Stock, par value $0.01 per share, of the Company, and shall be deemed to include any other securities of the Company entitled to vote in the election of directors, or securities convertible into, or exercisable or exchangeable for Common Stock or such other securities, whether or not subject to the passage of time or other contingencies.

24.	All notices, consents, requests, instructions, approvals and (except as provided in the last sentence of Section 9) other communications provided for herein and all legal process in regard hereto shall be in writing and shall be deemed validly given, made or served, (a) if given by facsimile and email, when such facsimile is transmitted to the facsimile number set forth below and sent to the email address set forth below and the appropriate confirmation is received or (b) if given by any other means, when actually received during normal business hours at the address specified in this subsection:

If to the Company, to:

W. R. Grace & Co.

7500 Grace Drive

Columbia, MD 21044

Attention:      Cherée Johnson

Email:             Cheree.Johnson@grace.com

Facsimile:      (410) 531-4545

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:      Andrew R. Brownstein; Gregory E. Ostling

Email:             ARBrownstein@wlrk.com; GEOstling@wlrk.com

Facsimile:      +1 (212) 403-2000

If to 40 North or the 40 North Group, to:

40 North Management LLC

9 West 57th Street, 47th Floor

New York, NY 10019

Attention:      Howard J. Zauderer

Email:             howard.zauderer@40north.com

Facsimile:      (212) 821-1638

With a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

125 Broad Street

New York, NY 10004

Attention:      Scott B. Crofton

Email:             croftons@sullcrom.com

Facsimile:      (212) 558-3588

25.	This letter agreement applies to Confidential Information accessed through an electronic data room and shall not be limited by, and shall supersede, any “click through” acknowledgment or agreement associated with any such electronic data room.

26.	This letter agreement may be executed in counterparts, each of which shall be deemed to be an original, but both of which shall constitute the same agreement. Signatures to this agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (.pdf) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

27.	No licenses or rights under any patent, copyright, trademark, or trade secret are granted or are to be implied by this letter agreement.

28.	Each of the parties hereto acknowledges that it has been represented by counsel of its choice throughout all negotiations that have preceded the execution of this letter agreement, and that it has executed the same with the advice of said counsel. Each party and its counsel cooperated and participated in the drafting and preparation of this letter agreement and the documents referred to herein, and any and all drafts relating thereto exchanged among the parties shall be deemed the work product of all of the parties and may not be construed against any party by reason of its drafting or preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this letter agreement against any party that drafted or prepared it is of no application and is hereby expressly waived by each of the parties hereto, and any controversy over interpretations of this letter agreement shall be decided without regards to events of drafting or preparation. The term “including” shall in all instances be deemed to mean “including without limitation.”

[Signature Page Follows]

If you are in agreement with the foregoing, please so indicate by signing and returning one copy of this letter agreement, which will constitute our agreement with respect to the matters set forth herein.

Very truly yours,

W. R. GRACE & CO.

By:	/s/ Hudson La Force
Name:	Hudson La Force
Title:	President and Chief Executive Officer

[Signature Page to Confidentiality Letter Agreement]

Acknowledged and agreed to as of the date first written above:

40 NORTH MANAGEMENT LLC

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH GP III LLC

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

40 NORTH LATITUDE MASTER FUND LTD.

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Director

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Director

[Signature Page to Confidentiality Letter Agreement]

40 NORTH LATITUDE FUND LP

By 40 North GP III LLC, its General Partner

By:	/s/ David S. Winter
	Name:	David S. Winter
	Title:	Principal

By:	/s/ David J. Millstone
	Name:	David J. Millstone
	Title:	Principal

[Signature Page to Confidentiality Letter Agreement]